Via Facsimile and U.S. Mail
Mail Stop 6010


October 12, 2005


Mr. William Danis
Chief Financial Officer
Med-Emerg International Inc.
6711 Mississauga Road, Suite 404
Mississauga, Ontario, Canada L5N 2W3


Re:	Med-Emerg International Inc.
	Form 10-K for the fiscal year ended December 31, 2004
      Filed April 14, 2005
      Form 10-Q for the period ended March 31, 2005
      Filed May 16, 2005
      Form 10-Q for the period ended June 30, 2005
      Filed August 15, 2005

File No. 001-13861


Dear Mr. Danis:

      We have reviewed your response letter dated September 29,
2005
to our comment letter dated August 16, 2005 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In one of our comments, we ask you to provide us with information so we may better understand your disclosure.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Financial Statements

Notes to Consolidated Financial Statements

14.  Elimination of Deficit

1. Refer to your response to comment five. You did not appear to address why the amounts included in your proposed equity statement differs from the amounts disclosed in this note. Please explain to us the reason why this is appropriate or revise the note or statement to correct the difference.

2. Refer to your response to comment eight. The operational changes cited in your response do not appear significant enough for the Company to reasonably expect profitable operations, especially in light of three consecutive quarters in which you incurred losses immediately following the reorganization. Please note that the staff has interpreted FRR 210 very restrictively to mean that an entity cannot have an operating loss immediately after the quasi-reorganization. Furthermore, it is still not clear why an expectation to more likely than not be able to realize the future tax benefits is consistent with your expectation of profitable operations. Please revise your financial statements to reverse the effects of quasi-reorganization under U.S. GAAP.

*    *    *    *
	As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Keira Ino, Staff Accountant, at (202) 551-
3659
or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3679 with any other questions.

Sincerely,


Jim B. Rosenberg
      Senior Assistant Chief Accountant
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William Danis
Med-Emerg International Inc.
October 12, 2005
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